FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated August 6, 2004.

Exhibit 02 - Press Release dated August 9, 2004.

Santiago, August 6, 2004
Ger.Gen. Nº 118/2004

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Teatinos 120
Santiago

Re: ADVICE OF AN ESSENTIAL FACT

Dear Sir,

In accordance with Articles 9 and 10, section 2 of Law Nº 18,045 and the contents of Circular Nº 1072 issued by that Superintendency, we hereby inform you, as an essential fact and duly empowered, of the following:

1.

On November 2003, Enersis S.A., acting through it’s Cayman Islands branch (“Enersis”), issued under rule 144A and Regulation S non registered bonds to be offered to institutional investor buyers in the American and European markets for a total amount of up to US$ 350.000.000.-, as it was informed in essentials facts dated November 26 and December 12, 2003. Afterwards, the above referenced bonds were listed on the Luxemburg Stock Exchange.

2.

In accordance with the Offering Memorandum dated November 19, 2003, Enersis registered the new bonds on August 6, 2004, after the Securities and Exchange Commission of the United States of America declared form “F-4/A” effective. Upon registration of the new notes a unique exchange period of at least 20 working days started, offering holders of the bonds indicated in the first paragraph the opportunity to tender them in exchange for the new bonds described in the next section.

3.

The new bonds will also be issued by Enersis, and as indicated in number 1. above, they will be for a total amount of up to US$ 350.000.000.-, with a bullet maturity on January 15, 2014 and a 7,375% annual interest rate. The new bonds will have the same financial features as the bonds issued on November 2003, with the exception that the Securities Exchange Commission will give this new bonds higher liquidity benefits for the insterest of the new bondholders. After expiration of the offer to exchange, the new bonds will be issued by Enersis and listed on the Luxemburg Stock Exchange.

4.	In addition, and in accordance with Circular N° 1072 already mentioned, please find attached a descriptive exhibit of the new bond issuance.

Yours sincerely,

Alfredo Ergas Segal	Domingo Valdés Prieto
Regional Chief Financial Officer	General Counsel

c.c.:	Santiago Stock Exchange Electronic Stock Exchange of Chile Brokers Exchange of Valparaíso Risk Rating Commission Local Bondholders Representative

PRESS RELEASE Essential Fact

ENERSIS S.A.
COMMENCES EXCHANGE OFFER

  ENERSIS S.A. today commenced an offer to exchange its outstanding unregistered 7.375% notes due 2014 for new notes due 2014 registered under the Securities Act of 1933, as amended.

  Up to US$350,000,000 of ENERSIS S.A.’s new notes will be available for the voluntary exchange offer.

SANTIAGO, CHILE - ENERSIS S.A. (NYSE: ENI) (“Enersis” or the “Company”), one of the largest private sector electricity companies in Latin America and the largest electricity company in Chile, today announced the commencement of its offer to exchange (the “Exchange Offer”) up to $350,000,000 of its new 7.375% notes due 2014 (the “New Notes”), registered under the Securities Act of 1933, as amended (the “Securities Act”), for its outstanding, unregistered 7.375% notes due 2014 (the “Old Notes”). The offer is valid for 20 working days.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes.

Upon settlement of the Exchange Offer, which is expected to occur on or about September 10, 2004, the tendering holders of the Company’s Old Notes Due 2014 will receive a like principal amount of its New Notes.

The Company will not receive any proceeds from the issuance of the New Notes in the Exchange Offer.

A copy of the prospectus may be obtained by contacting the information agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor New York, NY 10005, bankers and brokers call collect: (212) 269-5550, all others call toll free: (800) 714-3313.

Deutsche Bank Trust Company Americas is serving as the Exchange Agent in connection with the Exchange Offer.

INVESTORS ARE URGED TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) BY ENERSIS S.A. IN RESPECT OF THE EXCHANGE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEBSITE (http://www.sec.gov) OR BY DIRECTING A REQUEST TO D.F. KING & CO., INC. AT THE ADDRESS AND PHONE NUMBERS PROVIDED ABOVE.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE EXCHANGE OFFER IS MADE SOLELY BY THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL AND IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF NOTES IN ANY JURISDICTION IN WHICH THE MAKING OF THE EXCHANGE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

Contact Information

For further information, please contact Enersis:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Pablo Lanyi-Grunfeldt Investor Relations Engineer pll@e.enersis.cl 56 (2) 353 4552	Francisco Luco Investor Relations Engineer fjlv@e.enersis.cl 56 (2) 353 4555	Cristián Palacios Investor Relations Engineer cpg1@e.enersis.cl 56 (2) 353 4492	Carmen Poblete Investor Relations Engineer cpt@e.enersis.cl 56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago,CHILE
Phone: 56 (2) 353 4682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: August 16, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer